EXHIBIT 11

PROFESSIONAL VETERINARY PRODUCTS, LTD.

Statement re Computation of Per Share Earnings
(in thousands, except per share data)

The following table sets forth the computation of basic earnings per share:

	July 31, 2000	July 31, 2001	July 31, 2002	July 31, 2003	July 31, 2004
	(Restated)	(Restated)

Numerator:
Net income	$547	$387	$1,109	$3,214	$2,978

Denominator:
Weighted average
common shares outstanding	1,271	1,447	1,546	1,733	1,197

Earnings per common share	$430.55	$267.58	$717.14	$1,854.47	$2,487.77